Exhibit 99.2

Interim Condensed Consolidated Financial Statements (Unaudited):

Interim Condensed Consolidated Statements of Financial Positions	2

Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss	3

Interim Condensed Consolidated Statements of Changes in Equity	4

Interim Condensed Consolidated Statement of Cash Flows	5

Notes to the Interim Condensed Consolidated Financial Statements	6-23

1

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(Expressed in thousands of U.S. dollars)

UNAUDITED

	As of
	September 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,580	$14,707
Restricted cash	27,516	12,948
Funds held in restricted escrow account	9,250	-
Investments in financial assets	10,398	14,222
Trade receivables	17,305	6,441
Other receivables	43	63
Prepaid expenses and deposits	2,391	2,132
TOTAL CURRENT ASSETS	88,483	50,513
NON-CURRENT ASSETS
Intangible assets	2,788	3,442
Goodwill	8,993	8,993
Property and equipment	2,209	1,600
TOTAL NON-CURRENT ASSETS	13,990	14,035
TOTAL ASSETS	102,473	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,133	571
Accrued liabilities	30,991	13,374
Customer deposits	27,516	12,948
Other payables	12,843	302
TOTAL CURRENT LIABILITIES	72,483	27,195
NON-CURRENT LIABILITIES
Warrants outstanding	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	72,483	27,464

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	67,683	62,567
Stock-based compensation reserves	61,255	52,937
Deficit	(98,103)	(78,205)
Other reserves	195	(167)
Treasury stock, at cost	(1,228)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	29,802	36,875
Non-controlling interests	188	209
TOTAL EQUITY	29,990	37,084
TOTAL LIABILITIES AND EQUITY	102,473	64,548

The accompanying notes form an integral part of the condensed consolidated financial statements.

2

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues	$372,488	$214,640	$914,009	$507,817
Commissions and other agent-related costs	340,359	195,865	829,253	460,475
Gross Profit	32,129	18,775	84,756	47,342

General and administrative expenses	16,301	9,234	42,452	27,526
Marketing expenses	15,261	11,577	43,779	29,527
Research and development expenses	3,045	1,931	8,115	5,034
Settlement of litigation	—	—	9,250	—
Operating Loss	(2,478)	(3,967)	(18,840)	(14,745)

Other income	151	38	381	106
Finance expenses, net	(214)	(10)	(1,289)	(587)
Net Loss	(2,541)	(3,939)	(19,748)	(15,226)
Net income attributable to noncontrolling interests	45	85	150	311
Net Loss Attributable to the Owners of the Company	(2,586)	(4,024)	(19,898)	(15,537)
Other comprehensive income/(loss):
Cumulative (gain)/loss on investments in debt instruments classified as FVTOCI reclassified to profit or loss	3	79	97	214
Foreign currency translation adjustment	(230)	(52)	265	10
Total Comprehensive Loss Attributable to Owners of the Company	(2,813)	(3,997)	(19,536)	(15,313)
Total Comprehensive Income Attributable to NCI	45	85	150	311
Total Comprehensive Loss	(2,768)	(3,912)	(19,386)	(15,002)
Loss per share
Basic and diluted loss per share	(0.01)	(0.02)	(0.11)	(0.09)
Weighted-average shares, basic and diluted	196,668	180,611	188,864	180,158

The accompanying notes form an integral part of the condensed consolidated financial statements.

3

THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(U.S. dollar in thousands)

UNAUDITED

	Share Premium	Stock-Based Compensation Reserve	Foreign Exchange Reserve Reserve	Investments Revaluations Reserve	Deficit	Treasury Stock	Equity Attributable to Owners	Non- Controlling Interests	Total Equity
Balance at, January 1, 2024	62,567	52,937	262	(429)	(78,205)	(257)	36,875	209	37,084
Total loss and income	-	-	-	-	(19,898)	-	(19,898)	150	(19,748)
Total other comprehensive income	-	-	265	97	-	-	362	-	362
Member Draws	-	-	-	-	-	-	-	(171)	(171)
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	-	-	(30,336)	(30,336)	-	(30,336)
Release of treasury shares	(29,365)	-	-	-	-	29,365	-	-	-
Issuance of Restricted Share Units	24,273	(24,273)	-	-	-	-	-	-	-
Exercise of stock options	10,572	(4,955)	-	-	-	-	5,617	-	5,617
Exercise of warrants	1,113	(251)	-	-	-	-	862	-	862
Shares withheld for taxes	(1,477)	-	-	-	-	-	(1,477)	-	(1,477)
Equity-settled share-based payment	-	37,797	-	-	-	-	37,797	-	37,797
Balance at, September 30, 2024	67,683	61,255	527	(332)	(98,103)	(1,228)	29,802	188	29,990

Balance at, January 1, 2023	63,204	25,083	290	(759)	(50,704)	(14,962)	22,152	263	22,415
Total loss and income	-	-	-	-	(15,537)	-	(15,537)	311	(15,226)
Total other comprehensive income	-	-	10	214	-	-	224	-	224
Member Draws	-	-	-	-	-	-	-	(303)	(303)
Acquisition of commons shares for Restricted Share Unit (RSU) Plan	-	-	-	-	-	(1,761)	(1,761)	-	(1,761)
Release of treasury shares	(15,798)	-	-	-	-	15,798	-	-	-
Issuance of Restricted Share Units	11,121	(11,121)	-	-	-	-	-	-	-
Exercise of stock options	873	(281)	-	-	-	-	592	-	592
Equity-settled share-based payment	-	18,980	-	-	-	-	18,980	-	18,980
Balance at, September 30, 2023	59,400	32,661	300	(545)	(66,241)	(925)	24,650	271	24,921

The accompanying notes form an integral part of the condensed consolidated financial statements.

4

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net Loss	$(2,541)	$(3,939)	$(19,748)	$(15,226)
Adjustments for:
Depreciation and amortization	358	277	1,024	830
Equity-settled share-based payment	15,417	7,144	37,797	18,980
Finance costs	(33)	(143)	638	156
Changes in operating asset and liabilities:
Funds Held in Restricted Escrow Account	-	-	(9,250)	-
Trade receivables	1,326	(614)	(10,864)	(992)
Other receivables	13	(23)	20	(1)
Prepaid expenses and deposits	(850)	(266)	(259)	(796)
Accounts payable	(63)	(493)	562	179
Accrued liabilities	(2,638)	2,654	17,617	12,068
Customer deposits	(5,608)	(13,247)	14,568	8,852
Other payables	1,815	718	12,541	1,684
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	7,196	(7,932)	44,646	25,734

INVESTING ACTIVITIES
Purchase of property and equipment	(367)	(197)	(964)	(448)
Investment Deposits in Debt Instruments held at FVTOCI	(1,134)	(3,037)	(2,847)	(6,766)
Investment Withdrawals in Debt Instruments held at FVTOCI	1,014	-	6,766	845
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(487)	(3,234)	2,955	(6,369)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(15,110)	(350)	(30,336)	(1,761)
Shares withheld for taxes	(736)	-	(1,477)	-
Proceeds from exercise of stock options	1,994	380	5,617	592
Payment of lease liabilities	-	-	-	(96)
Payment of contingent consideration	-	-	-	(800)
Cash disbursements for non-controlling interest	(119)	(303)	(171)	(303)
NET CASH USED IN FINANCING ACTIVITIES	(13,971)	(273)	(26,367)	(2,368)

Net change in cash, cash equivalents and restricted cash	(7,262)	(11,439)	21,234	16,997
Cash, cash equivalents and restricted cash, beginning of period	56,440	46,745	27,655	18,327
Fluctuations in foreign currency	(82)	33	207	15
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$49,096	$35,339	$49,096	$35,339

SUPPLEMENTAL DISCLOSURE OF NON CASH ACTIVITIES
Cashless exercise of warrants	485	-	862	-

The accompanying notes form an integral part of the condensed consolidated financial statements.

5

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

1. GENERAL INFORMATION

The Real Brokerage Inc. (“Real” or the “Company”) is a growing real estate technology company located in the United States and Canada. As a licensed real estate brokerage, the Company’s revenue is generated primarily by processing real estate transactions which entitle us to commissions. The Company pays a portion of its commission revenue to real estate agents who are affiliated with the Company. The Company is taking a first principles approach to redefining the role of a real estate brokerage in the lives of agents and within the broader housing ecosystem. The Company focuses on developing technology to enhance real estate agent performance, while aiming to build a scalable, efficient brokerage operation that allows for technologically supported brokerage oversight that is not dependent on a cost-heavy brick and mortar presence in the markets in which the Company operates. The Company’s goal is to establish itself as the destination brokerage for agents, by offering a combination of technology, support, and financial incentives. The Company’s vision is to transform home buying under the guidance of an agent through an integrated consumer technology product, while growing its ancillary services, including mortgage broker and title services. In addition, the Company plans to expand its suite of tools and products tailored for agents, including Company-branded financial products.

The consolidated operations of Real include the subsidiaries of Real, including those involved in the brokerage, title and mortgage broker operations.

On May 19, 2022, the Company announced that it renewed its normal course issuer bid (“NCIB”) to be transacted through the facilities of the NASDAQ Capital Market (“NASDAQ”) and other stock exchanges and/or alternative trading systems in the United States and/or Canada. Pursuant to the NCIB, Real was able to purchase up to 8.9 million common shares of the Company (“Common Shares”), representing approximately 5% of the total 178.3 million Common Shares issued and outstanding as of May 19, 2022. On May 24, 2023, the Company announced that it renewed its NCIB pursuant to which Real may purchase up to approximately 9.0 million Common Shares, representing approximately 5% of the total 180 million Common Shares issued and outstanding as of May 18, 2023. On May 14, 2024, the Company announced that it renewed its NCIB again pursuant to which Real may purchase up to approximately 9.47 million Common Shares, representing approximately 5% of the total 189 million Common Shares issued and outstanding as of May 1, 2024. Purchases are made at prevailing market prices and may be conducted during the twelve-month period ended May 28, 2025.

The NCIB is being conducted to acquire Common Shares for the purposes of satisfying restricted share unit (each, an “RSU”) obligations. The Company appointed CWB Trust Services (the “Trustee”) as the trustee for the purposes of arranging the acquisition of Common Shares and to hold the Common Shares in trust for the purposes of satisfying RSU payments as well as to manage other administrative matters. RBC Capital Markets was engaged to undertake purchases under the NCIB.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

The material accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

A.	Basis of preparation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements for the period ended December 31, 2023. These unaudited interim condensed consolidated financial statements were authorized for issuance by the Company’s Board of Directors on November 4, 2024.

All dollar amounts are in U.S. dollars unless otherwise stated.

6

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

B.	Recent Accounting Pronouncements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”). IFRS 18 mainly introduces three sets of requirements to give investors more transparent and comparable information about companies’ financial performance: additional subtotals with newly defined categories for classifying income and expenses in the statement of profit or loss, disclosures about management-defined performance measures, and enhanced requirements for more useful grouping of information in the financial statements.

IFRS 18 will replace IAS 1 and will be effective for annual periods beginning on or after January 1, 2027. The impact of IFRS 18 on Real’s consolidated financial statements is being evaluated.

3. REVENUE

In the following table, revenue (in thousands) from contracts with customers is disaggregated by major service lines.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Main revenue streams
Commissions	369,890	213,319	907,716	504,456
Title	1,400	964	3,450	2,510
Mortgage Income	1,198	357	2,843	851
Total Revenue	372,488	214,640	914,009	507,817

Timing of Revenue Recognition
Products and Services Transferred at a Point in Time	372,488	214,640	914,009	507,817
Revenue from Contracts with Customers	372,488	214,640	914,009	507,817

7

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

4. EXPENSES BY NATURE

In the following table, cost of sales represents real estate commissions paid to the Company’s agents, as well as to outside brokerages in Canada, and Title Fee Expenses (in thousands).

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Commissions and other agent-related costs	340,359	195,865	829,253	460,475

Operating Expenses
General and Administrative Expenses	16,301	9,234	42,452	27,526
Salaries and Benefits	7,314	4,740	19,748	13,907
Stock Based Compensation	2,825	203	6,245	2,290
Administrative Expenses	1,066	1,227	2,835	2,817
Professional Fees	3,917	2,179	10,339	5,794
Depreciation and Amortization Expense	358	277	1,024	830
Other General and Administrative Expenses	821	608	2,261	1,888
Marketing Expenses	15,261	11,577	43,779	29,527
Salaries and Benefits	279	230	721	540
Stock Based Compensation for Employees	6	13	11	35
Stock Based Compensation for Agents	2,665	2,769	7,137	5,950
Revenue Share	11,651	7,946	33,190	21,064
Other Marketing and Advertising Cost	660	619	2,720	1,938
Research and Development Expenses	3,045	1,931	8,115	5,034
Salaries and Benefits	1,681	1,131	4,394	2,537
Stock Based Compensation	308	69	641	193
Other Research and Development	1,056	731	3,080	2,304
Settlement of Litigation	—	—	9,250	—
Total Cost of Sales and Operating Expenses	374,966	218,607	932,849	522,562

Finance Expenses

The following table provides a detailed breakdown of finance costs (in thousands) as reported in the Condensed Consolidated Statement of Income (Loss):

	Three Months Ended September 30,		Nine Months Ended September 30,
Description	2024	2023	2024	2023
Change in Fair Value of Warrants Outstanding	129	(78)	600	4
Realized Losses (Gains)	4	14	2	99
Bank Fees	245	153	556	431
Finance Costs	(164)	(80)	131	53
Total Finance Expenses	214	10	1,289	587

8

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

5. OPERATING SEGMENTS DISCLOSURES

The businesses of the Company are divided operationally into three identified operating segments: North American Brokerage, One Real Title and One Real Mortgage. North American Brokerage generates revenue by processing real estate transactions which entitles the Company to commissions. One Real Title generates revenue by offering title insurance and closing services for residential and/or commercial transactions. One Real Mortgage derives revenue from premiums associated with facilitating mortgage transactions between borrowers and lenders.

The Company has identified one reportable segment, North American Brokerage which comprises more than 90% of total revenue and net loss. The other two segments, One Real Title and One Real Mortgage are not considered reporting segments as their revenue and net loss do not meet the quantitative threshold set for reporting segments. These two segments are disclosed in an ‘other segments’ category below.

The Company uses judgement in determining its operating segments by taking into consideration the Chief Operating Decision Maker’s (“CODM”) assessment of overall performance and decisions such as resource allocations and delegation of authority. The CODM is the Company’s Chief Executive Officer.

The presentation in this note for prior periods has been restated based on the current segment reporting.

Segment performance is evaluated based on income (loss) from operations and is measured consistently with income or loss in the consolidated financial statements.

The following tables present significant information about the Company’s reportable operating segments as reported to the Company’s CODM:

	For the Three Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Revenues	369,890	2,598	372,488
Commissions and other agent-related costs	339,507	852	340,359
Gross Profit	30,383	1,746	32,129

General and administrative expenses	13,592	2,709	16,301
Marketing expenses	15,240	21	15,261
Research and development expenses	3,010	35	3,045
Operating Loss	(1,459)	(1,019)	(2,478)

Other income (expenses), net	151	-	151
Finance expenses, net	(189)	(25)	(214)
Net Loss	(1,497)	(1,044)	(2,541)

9

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

	For the Nine Months Ended September 30, 2024
	North American Brokerage	Other Segments	Total
Revenues	907,716	6,293	914,009
Commissions and other agent-related costs	827,243	2,010	829,253
Gross Profit	80,473	4,283	84,756

General and administrative expenses	35,283	7,169	42,452
Marketing expenses	43,697	82	43,779
Research and development expenses	8,016	99	8,115
Litigation expenses	9,250	-	9,250
Operating Loss	(15,773)	(3,067)	(18,840)

Other income (expenses), net	381	-	381
Finance expenses, net	(1,230)	(59)	(1,289)
Net Loss	(16,622)	(3,126)	(19,748)

	For the Three Months Ended September 30, 2023
	North American Brokerage	Other Segments	Total
Revenues	213,319	1,321	214,640
Commissions and other agent-related costs	195,492	373	195,865
Gross Profit	17,827	948	18,775

General and administrative expenses	7,513	1,721	9,234
Marketing expenses	11,537	40	11,577
Research and development expenses	1,910	21	1,931
Operating Loss	(3,133)	(834)	(3,967)

Other income (expenses), net	38	—	38
Finance expenses, net	(15)	5	(10)
Net Loss	(3,110)	(829)	(3,939)

	For the Nine Months Ended September 30, 2023
	North American Brokerage	Other Segments	Total
Revenues	504,456	3,361	507,817
Commissions and other agent-related costs	459,559	916	460,475
Gross Profit	44,897	2,445	47,342

General and administrative expenses	22,597	4,929	27,526
Marketing expenses	29,432	95	29,527
Research and development expenses	4,980	54	5,034
Operating Loss	(12,112)	(2,633)	(14,745)

Other income (expenses), net	106	-	106
Finance expenses, net	(589)	2	(587)
Net Loss	(12,595)	(2,631)	(15,226)

10

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

Segment revenue reported above represents revenue generated from external customers. There were no intersegment sales in the current and in the prior year.

The assets and liabilities of each segment are not reported to the CODM on a regular basis therefore they are not disclosed in these condensed consolidated financial statements.

The amount of revenue from external customers, by geography, is shown in the table below:

	For the Three Months Ended
	September 30, 2024	September 30, 2023
United States	319,411	171,042
Canada	53,077	43,598
Total revenue by region	372,488	214,640

	For the Nine Months Ended
	September 30, 2024	September 30, 2023
United States	792,161	424,396
Canada	121,848	83,421
Total revenue by region	914,009	507,817

6. BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of Common Shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) less any preferred dividends for the period by the weighted average number of Common Shares outstanding plus any potentially dilutive Common Shares outstanding during the period. The Company does not pay dividends or have participating shares outstanding.

The following table outlines the number of Common Shares (in thousands) and basic and diluted loss per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Issued Common Shares at the beginning of the period	194,497	180,350	183,606	179,922
Effect of Treasury Purchases	(1,955)	-	(3,557)	-
Release of Shares	2,183	-	1,816	-
Effect of Warrant Exercise	50	-	51	-
Effect of Treasury Issuance	679	-	4,728	12
Effect of Share Options Exercise	1,214	261	2,220	224
Weighted-average numbers of Common Shares	196,668	180,611	188,864	180,158

Loss per share
Basic and diluted loss per share	(0.01)	(0.02)	(0.11)	(0.09)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	For the Period Ended
	September 30, 2024	September 30, 2023
Options	15,662	22,319
RSU	27,097	22,254
Total	42,759	44,573

11

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

7. SHARE-BASED PAYMENT ARRANGEMENTS

A.	Description of share-based payment arrangements

Stock option plan (equity-settled)

On January 20, 2016, the Company established a stock option plan (the “Stock Option Plan”) that entitles key management personnel and employees to acquire Common Shares upon the exercise of Company options (“Options”). Under the Stock Option Plan, holders of vested Options are entitled to purchase Common Shares for the exercise price as determined at the grant date.

On February 26, 2022, the Company established an omnibus incentive plan providing for up to 20% of the issued and outstanding Common Shares as of the date thereof (being 35.6 million Common Shares, less RSUs and Options outstanding under other equity inventive plans) to be issued as RSUs or Options to directors, officers, employees, and consultants of the Company (the “Omnibus Incentive Plan”). The Omnibus Incentive Plan was approved by shareholders of the Company on June 13, 2022.

The Company amended its Omnibus Incentive Plan (the “A&R Plan”) on July 13, 2022, and the Company’s shareholders approved the A&R Plan on June 9, 2023. Pursuant to the A&R Plan, the maximum number of Common Shares issuable pursuant to outstanding Options at any time shall be limited to 15% of the aggregate number of issued and outstanding Common Shares as of the applicable award date less the number of Common Shares issuable pursuant to Options under the A&R Plan or any other security-based compensation arrangement of the Company. In addition, the Company is authorized to grant up to 70,000,000 RSUs pursuant to the A&R Plan. The RSU limit is separate and distinct from the maximum number of Common Shares reserved for issuance pursuant to Options under the A&R Plan.

The following table depicts the number of Options granted apart from the Company’s various acquisitions (in thousands):

Grant Date	Number of Options	Vesting Conditions	Contractual Life of Options
Balance January 1, 2023	27,057
On March, 2023	1,500	16.7% on first anniversary, then quarterly vesting	10 years
On March, 2023	15	3 years quarterly vest	10 years
On June, 2023	65	33.3% on first anniversary, then quarterly vesting	10 years
On August, 2023	85	3 years quarterly vest	10 years
On November, 2023	10	33.3% on first anniversary, then quarterly vesting	10 years
Balance December 31, 2023	28,732
Balance January 1, 2024	28,732
On April, 2024	45	3 years vest	10 years
On August, 2024	30	3 years vest	10 years
Balance September 30, 2024	28,807

12

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

B.	Measurement of fair value

The fair value of the Options has been measured using the Black-Scholes formula which was also used to determine the Company’s share value. Service and non-market performance conditions attached to the arrangements were not considered in measuring fair value. The inputs used in the measurement of the fair value at the grant and measurement date of options granted in the period were as follows:

	September 30, 2024	September 30, 2023
Share price	$4.31 to $5.72	$1.25 to $1.67
Expected volatility (weighted-average)	73% to 95%	108%
Expected life (weighted-average)	4.13 to 10 years	10 years
Expected dividends	-%	-%
Risk-free interest rate (based on US government bonds)	4.24 - 4.26%	3.62 - 3.73%

Expected volatility has been based on an evaluation of historical volatility of the company’s share price.

C.	Reconciliation of outstanding stock-options

The following table outlines the number of Options (in thousands) and weighted-average exercise price:

	September 30, 2024		December 31, 2023
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Outstanding at beginning of year	21,943	$0.92	21,746	$0.87
Granted	75	4.87	1,675	1.28
Forfeited/ Expired	(74)	1.43	(312)	1.41
Exercised	(6,282)	0.59	(1,166)	0.36
Outstanding at end of period	15,662	$1.06	21,943	$0.92
Exercisable at end of period	11,820	0.91	15,566	0.72

The Options outstanding as of September 30, 2024 had a weighted average exercise price of $1.06 (December 31, 2023: $0.92) and a weighted-average remaining contractual life of 6.8 years (December 31, 2023: 8.8 years).

D.	Restricted share unit plan

Restricted share unit plan

Under the Company’s agent performance grant program, the Company issues RSUs to agents based on an agent meeting certain performance metrics, and successfully attracting other performing agents to the Company. Each RSU, which has a vesting term of up to 3 years and is subject to forfeiture in certain circumstances, entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s discretion. The Company recognizes expense from the issuance of these RSUs during the applicable vesting period based upon the best available estimate of the number RSUs expected to vest with a corresponding increase in stock-based compensation reserve. The expense recognized from the issuance of RSU awards for the period ended September 30, 2024 was $3.9 million, and was classified as marketing expense.

Under the Company’s agent stock purchase program, agents purchase RSUs, which vest immediately but have a one year restriction period, using a percentage of the agent’s commission that is withheld by the Company. Each RSU entitles the holder to one Common Share or the equivalent cash value, as determined in the Company’s sole discretion. The RSUs are expensed in the period in which they are issued with a corresponding increase in equity. Each agent pays the Company 15% of commissions until the commission paid to the Company totals that agent’s “cap” amount (the “Cap”). As an incentive to participate in the program, the Company issues additional RSUs (“Bonus RSUs”) with a value of (i) 10% of the commission withheld (the percentage was 15% previously) if an agent has not met the Cap and (ii) 20% of the commission withheld (the percentage was 30% previously) if an agent has met the Cap. The Bonus RSUs have a one-year vesting term and are subject to forfeiture in certain circumstances. The RSUs purchased under the program are expensed to cost of goods sold and the Bonus RSUs are expensed to stock-based compensation expense within marketing expenses. Bonus RSUs are amortized over the vesting period with a corresponding increase in stock-based compensation reserve.

13

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

Stock compensation awards granted to full time employees (“FTEs”) are classified as a general and administrative, research and development, or marketing expense based on the appropriate department within the Consolidated Statements of Loss and Other Comprehensive Loss.

The following table illustrates the Company’s stock activity (in thousands of units) for the restricted share units under its equity plan.

Restricted Share Units
Balance at, December 31, 2022	16,908
Granted	23,400
Vested and Issued	(10,631)
Forfeited	(2,068)
Balance at, December 31, 2023	27,609
Granted	14,583
Vested and Issued	(13,896)
Forfeited	(1,199)
Balance at, September 30, 2024	27,097

Stock Based Compensation Expense

The following table provides a detailed breakdown of the stock-based compensation expense (in thousands) as reported in the Condensed Consolidated Statement of Loss and Comprehensive Loss.

	For the Period Ended
	September 30, 2024			September 30, 2023
	Options Expense	RSU Expense	Total	Options Expense	RSU Expense	Total
COGS – Agent Stock Based Compensation	-	23,763	23,763	-	10,512	10,512
Marketing Expenses – Agent Stock Based Compensation	301	6,836	7,137	2,033	3,917	5,950
Marketing Expenses – FTE Stock Based Compensation	2	9	11	5	30	35
Research and Development – FTE Stock Based Compensation	20	621	641	68	125	193
General and Administrative – FTE Stock Based Compensation	1,448	4,797	6,245	1,166	1,124	2,290
Total Stock Based Compensation	1,771	36,026	37,797	3,272	15,708	18,980

14

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

8. INVESTMENTS IN AVAILABLE FOR SALE SECURITIES AT FAIR VALUE

The following table provides a detailed breakdown of short-term investments (in thousands) as reported in the Condensed Consolidated Statements of Financial Positions:

Description	Estimated Fair Value December 31, 2023	Deposit / (Withdraw)	Dividends, Interest & Income	Gross Unrealized Gains / (Losses)	Estimated Fair Value September 30, 2024
Cash Investments	6,531	(6,728)	225	-	28
Fixed Income	7,597	2,478	144	95	10,314
Investment Certificate	94	-	-	(38)	56
Total	14,222	(4,250)	369	57	10,398

Investment securities are recorded at fair value. The Company’s investment securities portfolio consists primarily of cash investments, debt securities issued by U.S. government agencies, local municipalities and certain corporate entities. The products in the Company’s investment portfolio have maturity dates ranging from less than one year to over 20 years.

The fair value of investment securities is impacted by interest rates, credit spreads, market volatility, and liquidity conditions. Net unrealized gains and losses in the portfolio are included in Other Comprehensive Income (Loss).

15

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

9. PROPERTY AND EQUIPMENT

Reconciliation of Carrying Amounts (in thousands)

	Computer Equipment	Software	Furniture and Equipment	Total

Cost
Balance at December 31, 2022	526	969	96	1,591
Disposals	-	-	(86)	(86)
Additions	138	449	-	587
Balance at December 31, 2023	664	1,418	10	2,092
Disposals	(17)	-	-	(17)
Additions	148	816	-	964
Balance at September 30, 2024	795	2,234	10	3,039
Accumulated Depreciation
Balance at December 31, 2022	118	57	66	241
Disposals	-	-	(65)	(65)
Depreciation	125	191	-	316
Balance at December 31, 2023	243	248	1	492
Disposals	(17)	-	-	(17)
Depreciation	100	255	-	355
Balance at September 30, 2024	326	503	1	830

Carrying Amounts
Balance at December 31, 2023	421	1,170	9	1,600
Balance at September 30, 2024	469	1,731	9	2,209

16

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

10. INTANGIBLE ASSETS

The Company’s intangible assets are finite lived and consist primarily of customer relationships which is amortized on a straight-line basis over its useful life of 5 years.

Reconciliation of Carrying Amounts (in thousands)

Intangible Assets
Cost
Balance at December 31, 2022	3,933
Purchase Price Allocation Adjustment	530
Balance at December 31, 2023	4,463
Additions	15
Balance at September 30, 2024	4,478
Accumulated Depreciation
Balance at December 31, 2022	225
Depreciation	796
Balance at December 31, 2023	1,021
Depreciation	669
Balance at September 30, 2024	1,690

Carrying Amounts
Balance at December 31, 2023	3,442
Balance at September 30, 2024	2,788

11. GOODWILL

We record goodwill associated with acquisitions of businesses when the purchase price of the business exceeds the fair value of the net tangible and intangible assets acquired. We review goodwill for impairment on an annual basis in the fiscal fourth quarter or on an interim basis if an event occurs or circumstances change that indicate goodwill may be impaired.

	Realty Crunch	Expetitle	LemonBrew	Total
Cost
Balance at December 31, 2022	602	8,393	1,267	10,262
Impairment	-	(723)	-	(723)
Adjustments	-	-	(546)	(546)
Balance at December 31, 2023	602	7,670	721	8,993
Additions	-	-	-	-
Balance at September 30, 2024	602	7,670	721	8,993
Carrying Amounts
Balance at December 31, 2023	602	7,670	721	8,993
Balance at September 30, 2024	602	7,670	721	8,993

17

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

12. CAPITAL AND RESERVES

Share capital and share premium

All Common Shares rank equally with regards to the Company’s residual assets. The following table is presented in thousands:

	Authorized		Issued and Paid
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Ordinary shares no-par value	unlimited	unlimited	197,738	183,605

During the nine-month period ended September 30, 2024, the Company issued 14.1 million shares due to exercise of stock options, exercise of warrants, and release of restricted stock units granted to agents and employees.

During the quarter ended September 30, 2024, the Company repurchased 2.7 million Common Shares for a total of $15.1 million. During the quarter ended September 30, 2023, the Company repurchased $0.1 million Common Shares for a total of $0.4 million.

Total number of shares held by our trustee in the NCIB is 194 thousand and 175 thousand as of September 30, 2024 and December 31, 2023, respectively.

13. LIQUIDITY AND CAPITAL RESOURCES

Real defines capital as its equity. It is comprised of share premium, stock-based compensation reserves, deficit, other reserves, treasury stock, and non-controlling interests. The Company’s capital management framework is designed to maintain a level of capital that funds the operations and business strategies and builds long-term shareholder value.

The Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. The Company sets the amount of capital in proportion to the risk and adjusts by considering changes in economic conditions and the characteristic risk of underlying assets. To maintain or adjust the capital structure, the Company may repurchase shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

Real’s objective is met by retaining adequate liquidity to provide the possibility that cash flows from its assets will not be sufficient to meet operational, investing and financing requirements. There have been no changes to the Company’s capital management policies during the periods ended September 30, 2024, and December 31, 2023.

The following table presents the Company’s liquidity (in thousands):

	For the Period Ended
	September 30, 2024	December 31, 2023
Cash	21,580	14,707
Other Receivables	43	63
Investments in Financial Assets	10,398	14,222
Total	32,021	28,992

18

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

14. FINANCIAL INSTRUMENTS – FAIR VALUE AND RISK MANAGEMENT

Accounting classifications and fair value (in thousands)

	For the Period Ended September 30, 2024
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	10,398	-	10,398
Total Financial Assets Measured at Fair Value (FV)	-	-	-	10,398	-	10,398
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	21,580	-	21,580	-	-	-
Restricted Cash	27,516	-	27,516	-	-	-
Funds Held in Restricted Escrow Account	9,250	-	9,250	-	-	-
Trade Receivables	17,305	-	17,305	-	-	-
Other Receivables	43	-	43	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	75,694	-	75,694	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	1,133	1,133	-	-	-
Accrued Liabilities	-	30,991	30,991	-	-	-
Customer Deposits	-	27,516	27,516	-	-	-
Other Payables	-	12,843	12,843	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	72,483	72,483	-	-	-

	For the Year Ended December 31, 2023
	Carrying Amount			Fair Value
	Financial Assets at Amortized Cost	Other Financial Liabilities	Total	Level 1	Level 2	Total
Financial Assets Measured at Fair Value (FV)
Investments in Financial Assets	-	-	-	14,222	-	14,222
Total Financial Assets Measured at Fair Value (FV)	-	-	-	14,222	-	14,222
Financial Liabilities Measured at Fair Value (FV)
Warrants	-	-	-	-	269	269
Total Financial Liabilities Measured at Fair Value (FV)	-	-	-	-	269	269
Financial Assets Not Measured at Fair Value (FV)
Cash and Cash Equivalents	14,707	-	14,707	-	-	-
Restricted Cash	12,948	-	12,948	-	-	-
Trade Receivables	6,441	-	6,441	-	-	-
Other Receivables	63	-	63	-	-	-
Total Financial Assets Not Measured at Fair Value (FV)	34,159	-	34,159	-	-	-
Financial Liabilities Not Measured at Fair Value (FV)
Accounts Payable	-	571	571	-	-	-
Accrued Liabilities	-	13,374	13,374	-	-	-
Customer Deposits	-	12,948	12,948	-	-	-
Other Payables	-	302	302	-	-	-
Total Financial Liabilities Not Measured at Fair Value (FV)	-	27,195	27,195	-	-	-

19

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

A.	Transfers between levels

During the periods ended September 30, 2024, and December 31, 2023, there have been no transfers between Level 1, Level 2 and Level 3.

B.	Valuation techniques and inputs for level 2 instruments

The warrants were initially recorded at fair value on date of grant using the Black-Scholes model and net of issuance costs, and are subsequently re-measured to fair value at each subsequent balance sheet date.

C.	Financial risk management

The Company has exposure to the following risks arising from financial instruments:

–	credit risk (see (ii));

–	liquidity risk (see (iii));

–	market risk (see (iv)); and

–	investment risk (see (v)).

i.	Risk management framework

The Company’s activity exposes it to a variety of financial risks, including credit risk, liquidity risk, market risk and investment risk. These financial risks are managed by the Company under policies approved by the Board of Directors. The principal financial risks are actively managed by the Company’s finance department, within the policies and guidelines.

On an ongoing basis, the finance department actively monitors the market conditions, with a view of minimizing exposure of the Company to changing market factors, while at the same time limiting the funding costs of the Company.

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company.

ii.	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The receivables are processed through an intermediary trustee, as part of the structure of every deal, which ensures collection on the close of a successful transaction. In order to mitigate the residual risk, the Company contracts exclusively with reputable and credit-worthy partners.

The carrying amount of financial assets represents the maximum credit exposure.

Trade receivables

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers other factors may influence the credit risk of the customer base, including the default risk associated with the industry and the country in which the customers operate.

The Company does not require collateral in respect to trade and other receivables. The Company does not have trade receivables for which no loss allowance is recognized because of collateral.

20

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

Loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. Roll rates are calculated separately for exposures in different Cash Generating Units based on the following common credit risk characteristics – geographic region, credit information about the customer and the type of home purchased.

Loss rates are based on actual credit loss experience. These rates are multiplied by scalar factors to reflect differences between economic conditions during the period over which the historical data has been collected, compared to current conditions of the Company’s view of economic conditions over the expected lives of the receivables.

As of September 30, 2024, the exposure to credit risk for trade receivables (in thousands) by geographic region was as follows:

	September 30, 2024	December 31, 2023
US	11,376	4,607
Other Regions	5,929	1,834
Trade Receivables	17,305	6,441

iii.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to maintaining liquidity is to ensure, as far as possible, that it will have sufficient cash and cash equivalents and other liquid assets to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

iv.	Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates, interest rates and equity prices – will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Company is exposed to transactional foreign currency risk to the extent there is a mismatch between currencies in which purchases and receivables are denominated and the respective functional currencies of the Company. The currencies in which transactions are primarily denominated are US dollars, Israeli shekel and Canadian dollars.

21

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

Sensitivity analysis

A reasonably possible strengthening (weakening) of the U.S. dollar (USD), Israeli shekel (ILS), or Canadian Dollar (CAD) against all other currencies in which the Company operates as of September 30, 2024 and December 31, 2023 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. The following table is presented in thousands:

	Average Rate		Period-end Spot Rate
	Strengthening	Weakening	Strengthening	Weakening
Balance at, September 30, 2024
CAD (-5% movement)	324	(324)	441	(441)
ILS (-5% movement)	(26)	26	(97)	97
Balance at, December 31, 2023
CAD (-5% movement)	485	(485)	655	(655)
ILS (-5% movement)	33	(33)	121	(121)

Foreign Currency Risk Management

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities (in thousands) at the reporting date are as follows:

	Liabilities		Assets
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
CAD	(28,842)	(13,463)	17,386	4,949
ILS	(67)	(178)	7,642	7,494
Total Exposure	(28,909)	(13,641)	25,028	12,443

v.	Investment risk

The Company invested into a managed investment portfolio, exposing it to risk of losses based on market fluctuations. Securities are purchased on behalf of the Company and are actively managed through multiple investment accounts. Funds apportioned for investment are allocated accordingly to the investment guidelines set forth by Management. Investments are made in U.S. currency.

The Company follows a conservative investment approach with limited risk for investment activities and has allocated the funds in Level 1 assets to reduce market risk exposure.

Information about the Company’s investment activity is included in Note 8.

22

THE REAL BROKERAGE INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2024 AND 2023

UNAUDITED

15. COMMITMENTS AND CONTINGENCIES

In December 2023, the Company was named as a defendant in a putative class action lawsuit, captioned Umpa v. The National Association of Realtors, et al., which was filed in the United States District Court for the Western District of Missouri (the “Umpa Matter”). The Umpa Matter alleges that certain real estate brokerages, including the Company, participated in practices that resulted in inflated buyer broker commissions, in violation of federal antitrust laws. On April 7, 2024, the Company entered into a settlement agreement to resolve the Umpa Matter on a nationwide basis. This settlement conclusively addresses all claims asserted against the Company in the Umpa Matter, releasing the Company, its subsidiaries, and affiliated agents from these claims. The settlement does not constitute an admission of liability by the Company, nor does it concede or validate any of the claims asserted in the litigation. Pursuant to the terms of the settlement agreement, the Company paid $9.25 million into a qualified settlement fund following the court’s preliminary approval of the settlement agreement. This settlement amount is presented as a current asset in funds held in restricted escrow account, and as a current liability in other payables, on the Company’s Consolidated Statements of Financial Position for the period ended September 30, 2024.

Additionally, the Company agreed to implement specific changes to its business practices. These changes include clarifications about the negotiability of commissions, prohibitions on claims that buyer agent services are free, and the inclusion of listing broker compensation offers in communications with clients. The Company also agreed to develop training materials to support these practice changes. The settlement agreement received final court approval on October 31, 2024, and will take effect following any appeals process, if applicable. There were no changes to the settlement agreement between preliminary and final approval. The Company does not foresee the settlement terms having a material impact on its future operations.

On June 14, 2024, the Company was named as a defendant in a putative class action lawsuit, captioned Kyle Miholich v. The Real Brokerage Inc., et al., which was filed in the United States District Court for the Southern District of California (“Class Action”). The Class Action alleges that real estate agents acting as independent contractors to the Company under an Independent Contractor Agreement sent text messages that violated the federal Telephone Consumer Protection Act. The Company’s policies require the independent contractor real estate agents to comply with the Telephone Consumer Protection Act. The plaintiffs are seeking certification of the Class Action, injunctive relief prohibiting future violations of the Telephone Consumer Protection Act, monetary damages for each alleged statutory violation and reimbursement of their litigation costs and attorneys’ fees. The Company will vigorously defend against the claims asserted in the Class Action, and the Company is unable to predict the outcome of the Class Action or whether an outcome unfavorable to the Company would have a material adverse effect on its results of operations or financial condition.

16. RELATED PARTY TRANSACTIONS

Balances and transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. The Company’s key management personnel are comprised of its Chief Executive Officer, Chief Financial Officer, President, Chief Technology Officer, and Chief Marketing Officer, and other members of the executive team. Executive officers participate in the A&R Plan (see Note 7.A). Directors and officers of the Company control approximately 33.9% of the voting shares of the Company. The remuneration of key management personnel and directors of the Company who are part of related parties is set out below (in thousands):

	For the Period Ended
	September 30, 2024	September 30, 2023
Salaries and Benefits	2,834	1,944
Stock-Based Compensation	5,559	2,814
Compensation Expenses for Related Parties	8,393	4,758

23